                                                                   Exhibit 99.70

News release via Canada NewsWire, Toronto 416-863-9350

          Attention Business/Health Editors:
          TRANSITION THERAPEUTICS REPORTS RESULTS FROM CANADIAN PHASE I CLINICAL TRIAL OF ALZHEIMER'S DISEASE DRUG PRODUCT AZD-103

TORONTO, Aug 8. /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition") (TSX: TTH), announced today the results from a phase I clinical trial of its lead Alzheimer's disease drug product AZD-103. Thirteen healthy volunteers were dosed in the study to evaluate the pharmacokinetics, safety and tolerability of a single ascending dose of AZD-103. The study showed that AZD-103 has a favourable pharmacokinetic profile that supports the targeted therapeutic dosing levels for AZD-103. The safety data indicated that AZD-103 was well tolerated by all subjects. No safety concerns or significant adverse events were observed in the study.

The Phase I clinical development program for AZD-103 consists of a series of Phase I studies to establish the safety, tolerability and pharmacokinetic profile for AZD-103. Building on the results reported today, Transition has received FDA clearance and will commence a Phase I study to examine higher doses of AZD-103 (previously announced August 1, 2006). These and subsequent studies will position Transition to submit an application for a Phase II trial in Alzheimer's disease patients in early 2007.

About the AZD-103 Drug

The lead compound AZD-103 is part of an emerging class of disease-modifying drugs that have the potential to both reduce disease progression and improve symptoms such as cognitive function. As reported recently in a Nature Medicine publication, oral treatment of AZD-103 reduces accumulation of amyloid beta and amyloid beta plaques in the brain, as well as reduces or eliminates learning deficits in a leading transgenic mouse model of Alzheimer's disease. In addition, AZD-103 is well positioned as a potential Alzheimer's therapy as it can be taken orally, crosses the blood brain barrier and has a favorable safety profile.

About Alzheimer's disease

Alzheimer's disease is a progressive brain disorder that gradually destroys a person's memory and ability to learn, reason, make judgments, communicate and carry out daily activities. The disease affects more than 4 million Americans, and with an aging population is expected to double over the next 20 years unless an effective therapy is developed. Currently approved Alzheimer's therapies primarily treat disease symptoms but do not reverse or slow down disease progression. These products have annual sales of US$3.1 billion; however, the Alzheimer's pharmaceutical market is expected to grow significantly with the arrival of products that alter disease progression.

ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.TM and GLP1-I.N.T.TM for the treatment of diabetes, AZD-103 for the treatment of Alzheimer's disease, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C. Transition has completed target enrolment for exploratory Phase IIa clinical trials of its lead regenerative product, E1-I.N.T.(TM) in type I and type II diabetes patients. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

%SEDAR: 00015806E

/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
     (TTH.)

CO: Transition Therapeutics Inc.

CNW 06:30e 08-AUG-06